

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50588

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2019 (MM/DD/YY) AND ENDING 12-31-2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nations Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 River Ridge Dr NE
(No. and Street)

Cedar Rapids	Iowa	52402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R Scott Bennett 319-393-9541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demarco Sciacotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane Suite 214A	Frankfort	Illinois	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, R Scott Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nations Financial Group, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARIAL SEAL IOWA
JODI COX
COMMISSION NUMBER 710249
MY COMMISSION EXPIRES:
05-24-2022

Signature

R Scott Bennett (President)
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nations Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nations Financial Group, Inc. (the "Company") as of December 31, 2019, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nations Financial Group, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Nations Financial Group, Inc.'s auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 28, 2020

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nations Financial Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Nations Financial Group, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Nations Financial Group, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Nations Financial Group, Inc.'s auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 28, 2020

Nations Financial Group, Inc.

Financial Report
December 31, 2019

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange act of 1934

NATIONS FINANCIAL GROUP, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION

NOTES TO FINANCIAL STATEMENT

Nations Financial Group, Inc.

Statement of Financial Condition
December 31, 2019

Assets

Cash		$ 2,109,692
Receivables		
Due from clearing broker-dealer	$ 172,918	
Due from registered representatives	50,040	
Commissions and fees	7,645	
Accounts Receivable	207	230,810
Deposit with clearing broker-dealer		103,216
Office equipment	$ 17,791	
Less accumulated depreciation	17,791	0
Other assets		106,167
		$ 2,549,885

Liabilities And Shareholder's Equity

Liabilities		
Payables:		
Commissions	$ 1,047,570	
Accrued expenses and other liabilities	339,936	
Accounts payable, trade	57,076	$ 1,444,582
Shareholder's Equity		1,105,303
		$ 2,549,885

See notes to the financial statements

Nations Financial Group, Inc.

Notes to Financial Statement

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Nations Financial Group, Inc. (the "Company") is a securities broker-dealer and registered investment advisor. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) with offices located throughout the United States. The Company also uses the name Frontier Investment Services for services provided to individual retail customers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and claims exemption from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The Company does not otherwise hold funds or securities for, or owe money or securities to, clients. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Presentation: The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounting estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the Company's significant accounting policies follows:

Accounts receivable: The Company reports all receivables at gross amounts. Historical losses related to accounts receivable have been insignificant, therefore, an allowance related to accounts receivable is not considered necessary. The Company's policy is not to accrue interest on accounts receivable. Receivables due from registered representatives are typically collected within 45 days and the majority of these receivables are collected when they are netted against commissions due to registered representatives.

Property, plant and equipment: The Company has adopted a $5,000 capitalization policy. The equipment is carried at cost and depreciation is computed by the 200% declining balance method over 5 years. The Company has certain assets that have been capitalized and are fully depreciated and removed from the financial statements.

Recognition of revenue: Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the company expects to be entitled to in exchange for those services. Securities transactions related commission income and expenses are reported on a trade date basis. Income from advisory fees and related correspondent charges are typically earned in accordance with the fee arrangements.

On January 1, 2018 the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606"). Results for reporting periods beginning after January 1, 2018 are presented under Topic 606. There was no impact to retained earnings as of January 1, 2018 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Nations Financial Group, Inc.

Notes to Financial Statement

Lease Standard: On January 1, 2019 the company adopted ASU 2016-02 *Leases*, which requires recognition of lease assets (right-of-use) and lease liabilities (liability to make lease payments) by lessees for those currently classified as operating leases. This adoption did not have material impact on the companies statement of financial condition.

Note 2. Transactions with Clearing Broker-Dealer

The agreement with the clearing broker-dealer provides for clearing charges at a rate multiplied by the number of tickets introduced by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker-dealer.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2019, the Company had net capital of $940,429 which was $844,124 in excess of its required net capital of $96,305. The Company's ratio of aggregate indebtedness to net capital was 1.54 to 1.

Note 4. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Due from clearing broker-dealer on the statement of financial condition represents amounts due to the Company from its clearing broker-dealer relating to customer securities transactions introduced by the Company.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 5. Related Party Transactions

The Company is a Subsidiary of NFGI Holding Corp. The President and CEO of the Company is the sole shareholder of NFGI Holding Corp.

Nations Financial Group, Inc.

Notes to Financial Statement

Note 6. Commitments

The Company is obligated under a lease for office space which expires on July 31, 2020.The future minimum rent commitments amount to $34,633. Rent expense for this lease was $81,790 in 2019.

The Company is obligated under a copier lease which expires on January 31, 2020. A final payment of $175 is due January 2020.Rent expense for this lease was $2,100 in 2019.

The Company is obligated under software licensing agreement(s) which expire in September 2023.The future minimum payments, made in monthly installments, will total $427,398. Annual minimum amounts due are $188,949 in 2020, $154,599 in the year 2021, $46,950 in the year 2022 and $36,900 in the year 2023. Software licensing expense was $324,438 in 2019.

Note 7. Employee Benefits

The Company has a 401(k) plan for all employees who have attained age 21 and completed four months of service. A participant may elect to defer up to 100% of compensation on a pre-tax basis up to the maximum amount allowed by the Internal Revenue Code. The Company makes matching contributions in an amount equal to 35% of each participant's contributions that are not in excess of 10% of the participant's compensation. The Company also makes a safe harbor contribution to the 401(k) plan in an amount not less than 3% of each participant's compensation. Total expense related to the 401(k) plan was $86,789 for the year ended December 31, 2019.

The Company sponsors a cash balance pension plan. The plan is a noncontributory defined benefit plan and a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company funds retirement income costs through a trust and complies with the applicable minimum funding requirements specified by ERISA. Participants accrued benefits vest 100% after three years of eligible service and are based on accumulation account balances, which are maintained for each individual. Participants receive a credit during each plan year not to exceed $118,550 and an interest rate credit equal to an annualized rate of 4% for the plan year 2019. The Company expensed $264,500 of contributions to the plan for the year ended December 31, 2019.

Note 8. Income Tax Status

The Company, with the consent of its shareholder, has elected to be taxed as an S Corporation, which provides that, in lieu of corporation income taxes, the shareholder separately accounts for the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2019, the Company had no material uncertain tax positions that are required to be recorded as a liability.

The Company files income tax returns in U.S. federal jurisdiction and various states. With a few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years ended before 2016.